CORRESPONDENCE


                                                                 James Vandeberg
                                                          jvandeberg@ottolaw.com
                                                                    206-262-9545



                                                      February 14, 2006


VIA OVERNIGHT DELIVERY and EDGAR
--------------------------------

Charito A. Mittelman, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 4561

Re:      ASAP Show, Inc. (the "Company")
         Amendment 2 to Registration Statement on Form 10 SB
         File Number 0-51554

Dear Ms. Mittelman:

     This is in response to the staff's comment letter of January 24, 2006 regarding Amendment 2 to the Registration Statement on Form 10-SB filed on behalf of ASAP Show, Inc. (the "Company") on January 11, 2006.

     Enclosed please find one copy of (i) amendment 3 to the Registration Statement filed on EDGAR on February 14, 2006, (ii) two copies of the marked version of such Registration Statement, (iii) the amendment to the Form 10-QSB for the quartered ended November 30, 2005 filed on EDGAR on February 14, 2006 and (iv) two copies of the marked version of such Form 10-QSB.

     The responses set forth below refer to the marked versions of the Registration Statement or the Form 10-QSB filed herewith and are numbered to correspond to each of your comments.

Revenue Model, page 7
---------------------

     1. We note that you have projected $1 million in buying trip revenue for 2006. Based on your estimates of the number of buyers and average revenue generated from each buyer as disclosed on page 8, it appears that you would only earn $600,000 from the China buying trip and $144,000 from the other South Asia buying trips, for a total of $744,000. Please reconcile this discrepancy and revise your disclosure as necessary.

          RESPONSE:

          Comment complied with. Please see revised disclosure on page 8 of the Form 10-SB.

     2. We note your response to comment 2. Please revise the disclosure to identify the basis for your estimates regarding 2006 participation. In particular, please clarify whether the number of anticipated attendees is based on the number of reservations you have confirmed from buyers interested in the upcoming buying trips/shows. If not, please revise to clarify that you cannot guarantee that the number of anticipated participants will attend.

          RESPONSE:

          Comment complied with. Please see revised disclosure on page 8 of the Form 10-SB.

Item 2 - Management's Discussion and Analysis or Plan of Operation
------------------------------------------------------------------

Liquidity and Capital Resources, page 17
----------------------------------------

     3. We note material fluctuations in prepaid expenses for the periods ended May 31, August 31 and November 30, 2005. Please tell us the components of prepaid expenses and the cause of the fluctuations. If this is a seasonal trend that is expected to continue into the future, please disclose this seasonality along with any other expected trends in the Liquidity and Capital Resources section of Item 2. Management's Discussion and Analysis or Plan of Operation.

          RESPONSE:

          For the period ended May 31, 2005, $45,612 of prepaid expenses related to the August 2005 tradeshow. This includes hotel deposits and other similar expenses. $19,142 of prepaid expenses related to the China buying trip. This also includes hotel deposits and other similar expenses.

          The prepaid expenses at August 31 were $2,467 of miscellaneous expenses.

          For the period ended November 30, 2005, $45,375 of prepaid expenses related to the February 2006 tradeshow. This includes hotel deposits and other similar expenses. There were $1,782 of miscellaneous expenses.

          Please see revised disclosure on page 18 of the Form 10-SB.

Financial Statements
--------------------

     4. Please update your financial statements to include the quarter ended November 30, 2005.

          RESPONSE:

          The undersigned received a voice mail message from Kristine Beshears of the staff of the Commission to the effect that the Company did not have to include the financial statements for the quarter ended November 30, 2005 in the Form 10-SB since they were included in the Form 10-QSB filed on January 17, 2006.

Form 10-QSB for the period ended November 30, 2005
--------------------------------------------------

     5. Please revise your 10-QSB so that the disclosure reflects revisions made in your Form 10SB in response to our comments. For example, we note that the revisions made in your Form 10-SB in response to comments 9, 10, 13 and 16 of our December 27, 2005 letter are not reflected in the Form 10-QSB.

          RESPONSE:

          Comment complied with. Please see page 16 of the Form 10-QSB with reference to comment 9; page 15 with reference to comment 10; page 16 with reference to comment 13; and page 16 with reference to comment 16.

     6. Please remove the reference to the Private Securities Litigation Reform Act of 1995 on page 12 since it excludes forward looking statements made by issuers of penny stock. See Section 27A (b)(1)(C) of the Securities Act of 1933 and Section 21E (b)(1)(C) of the Securities Exchange Act of 1934.

          RESPONSE:

          Comment complied with. Please see page 14 of the Form 10-QSB.

          ADDITIONAL DISCLOSURE:

          On  November  23, 2005 the  Company  filed a lawsuit  against a former consultant, 2 former employees and corporation believed to be controlled by them. On January 20, 2006, 3 of the defendants in that suit filed a cross-complaint against the Company and Frank Yuan, the Chairman and Chief Executive Officer of the Company, individually.

          Please see additional disclosure on page 25 of the Form 10-SB and page 20 of the Form 10-QSB.

          Please contact the undersigned with any further comments.



                                          Sincerely,

                                          The Otto Law Group, PLLC


                                          /s/ James Vandeberg
                                              James Vandeberg